UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934

(Amendment No. _____)

China TransInfo Technology Corp.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

169453 10 7
(CUSIP Number)

SAIF Partners III LP
Suite 2115, Two Pacific Place

88 Queensway
Admiralty, Hong Kong

With copy to:

Liza L.S. Mark, Esq.

Dorsey & Whitney LLP

Suite 3008, One Pacific Place

88 Queensway
Admiralty, Hong Kong

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 17, 2008
(Date of Event Which Requires Filing of this Statement)

If the reporting person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Secs. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

CUSIP NO: 169453 10 7	Page 1 of 14

1.	Names of reporting persons: SAIF Partners III LP

I.R.S. Identification Nos. of above persons (entities only):

2.	Check the appropriate box if a member of a group: Not applicable
(a)	☐
(b)	☒ (A)
3.	SEC use only:
4.	Source of funds: WC
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization: Cayman Islands

Number of shares beneficially owned by each reporting person with:

7.	Sole voting power: 0
8.	Shared voting power: 2,586,207(A)
9.	Sole dispositive power: 0
10.	Shared dispositive power: 2,586,207(A)
11.	Aggregate amount beneficially owned by each reporting person: 2,586,207(A)
12.	Check if the aggregate amount in Row (11) excludes certain shares ☒(B)
13.	Percent of class represented by amount in Row (11): 11.7%(A)
14.	Type of reporting person: PN

_________________________

(A)         On July 17, 2008, SAIF Partners III L.P. entered into a securities purchase agreement (the “Purchase Agreement”) with China TransInfo Technology Corp. (the “Company”) and its 95% owned Chinese subsidiary, Beijing PKU Chinafront High Technology Co., Ltd. Under the Purchase Agreement, the Company issued and sold to SAIF Partners III L.P. 2,586,207 shares of the Company’s common stock (the “Shares”) at a price per share of $5.80 for an aggregate purchase price of $15.0 million. On the same day and as part of the purchase, the Company and two major shareholders of the Company, Karmen Investment Holdings Limited and Leguna Verde Investments Limited (the “Major Shareholders”), entered into a voting agreement (the “Voting Agreement”) with SAIF Partners III L.P., pursuant to which, among other things, the Company agreed to ensure the election of two new directors within a pre-defined period. One of these directors will be designated by SAIF Partners III L.P. and the other will be a new independent director designated by the Company. In addition, under the Voting Agreement, SAIF and the Major Shareholders, who collectively beneficially own 10,841,492 shares of the Company’s common stock, agreed, during the term of the Voting Agreement, to vote, or cause to be voted, all shares owned by them, to ensure that the individual designated by SAIF will be elected as a director of the Company. In addition, the Major Shareholders will be subject to certain limitations regarding the disposition of their shares of the Company’s common stock.

CUSIP No. 169453 10 7	Page 2 of 14

By virtue of the Voting Agreement, SAIF Partners III L.P. may be deemed to have formed a “group” with the Major Shareholders and therefore be deemed to have beneficial ownership over the 10,841,492 shares of the Company’s common stock owned by the Major Shareholders, thus having beneficial ownership of over 60.5% of the shares of the Company’s common stock.

(B)         Notwithstanding the fact that SAIF Partners III L.P. is parties to the Voting Agreement and as a result, the reporting persons herein may be deemed to constitute a “group” for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Act”), each reporting person disclaims beneficial ownership of any securities held by any persons not a reporting person herein.

CUSIP NO: 169453 10 7	Page 3 of 14

1.	Names of reporting persons: SAIF III GP, L.P.

I.R.S. Identification Nos. of above persons (entities only):

2.	Check the appropriate box if a member of a group: Not applicable
(a)	☐
(b)	☒ (A)
3.	SEC use only:
4.	Source of funds: WC
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization: Cayman Islands

Number of shares beneficially owned by each reporting person with:

7.	Sole voting power: 0
8.	Shared voting power: 2,586,207(A)
9.	Sole dispositive power: 0
10.	Shared dispositive power: 2,586,207(A)
11.	Aggregate amount beneficially owned by each reporting person: 2,586,207(A)
12.	Check if the aggregate amount in Row (11) excludes certain shares ☒ (B)
13.	Percent of class represented by amount in Row (11): 11.7%(A)
14.	Type of reporting person: PN

_________________________

(A)         On July 17, 2008, SAIF Partners III L.P. entered into a securities purchase agreement (the “Purchase Agreement”) with China TransInfo Technology Corp. (the “Company”) and its 95% owned Chinese subsidiary, Beijing PKU Chinafront High Technology Co., Ltd. Under the Purchase Agreement, the Company issued and sold to SAIF Partners III L.P. 2,586,207 shares of the Company’s common stock (the “Shares”) at a price per share of $5.80 for an aggregate purchase price of $15.0 million. On the same day and as part of the purchase, the Company and two major shareholders of the Company, Karmen Investment Holdings Limited and Leguna Verde Investments Limited (the “Major Shareholders”), entered into a voting agreement (the “Voting Agreement”) with SAIF Partners III L.P., pursuant to which, among other things, the Company agreed to ensure the election of two new directors within a pre-defined period. One of these directors will be designated by SAIF Partners III L.P. and the other will be a new independent director designated by the Company. In addition, under the Voting Agreement, SAIF and the Major Shareholders, who collectively beneficially own 10,841,492 shares of the Company’s common stock, agreed, during the term of the Voting Agreement, to vote, or cause to be voted, all shares owned by them, to ensure that the individual designated by SAIF will be elected as a director of the Company. In addition, the Major Shareholders will be subject to certain limitations regarding the disposition of their shares of the Company’s common stock.

CUSIP No. 169453 10 7	Page 4 of 14

By virtue of the Voting Agreement, SAIF Partners III L.P. may be deemed to have formed a “group” with the Major Shareholders and therefore be deemed to have beneficial ownership over the 10,841,492 shares of the Company’s common stock owned by the Major Shareholders, thus having beneficial ownership of over 60.5% of the shares of the Company’s common stock.

(B)          Notwithstanding the fact that SAIF Partners III L.P. is parties to the Voting Agreement and as a result, the reporting persons herein may be deemed to constitute a “group” for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Act”), each reporting person disclaims beneficial ownership of any securities held by any persons not a reporting person herein.

CUSIP NO: 169453 10 7	Page 5 of 14

1.	Names of reporting persons: SAIF III GP Capital Ltd.

I.R.S. Identification Nos. of above persons (entities only):

2.	Check the appropriate box if a member of a group: Not applicable
(a)	☐
(b)	☒ (A)
3.	SEC use only:
4.	Source of funds: WC
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization: Cayman Islands

Number of shares beneficially owned by each reporting person with:

7.	Sole voting power: 0
8.	Shared voting power: 2,586,207(A)
9.	Sole dispositive power: 0
10.	Shared dispositive power: 2,586,207(A)
11.	Aggregate amount beneficially owned by each reporting person: 2,586,207(A)
12.	Check if the aggregate amount in Row (11) excludes certain shares ☒ (B)
13.	Percent of class represented by amount in Row (11): 11.7%(A)
14.	Type of reporting person: CO

_________________________

(A)         On July 17, 2008, SAIF Partners III L.P. entered into a securities purchase agreement (the “Purchase Agreement”) with China TransInfo Technology Corp. (the “Company”) and its 95% owned Chinese subsidiary, Beijing PKU Chinafront High Technology Co., Ltd. Under the Purchase Agreement, the Company issued and sold to SAIF Partners III L.P. 2,586,207 shares of the Company’s common stock (the “Shares”) at a price per share of $5.80 for an aggregate purchase price of $15.0 million. On the same day and as part of the purchase, the Company and two major shareholders of the Company, Karmen Investment Holdings Limited and Leguna Verde Investments Limited (the “Major Shareholders”), entered into a voting agreement (the “Voting Agreement”) with SAIF Partners III L.P., pursuant to which, among other things, the Company agreed to ensure the election of two new directors within a pre-defined period. One of these directors will be designated by SAIF Partners III L.P. and the other will be a new independent director designated by the Company. In addition, under the Voting Agreement, SAIF and the Major Shareholders, who collectively beneficially own 10,841,492 shares of the Company’s common stock, agreed, during the term of the Voting Agreement, to vote, or cause to be voted, all shares owned by them, to ensure that the individual designated by SAIF will be elected as a director of the Company. In addition, the Major Shareholders will be subject to certain limitations regarding the disposition of their shares of the Company’s common stock.

CUSIP No. 169453 10 7	Page 6 of 14

By virtue of the Voting Agreement, SAIF Partners III L.P. may be deemed to have formed a “group” with the Major Shareholders and therefore be deemed to have beneficial ownership over the 10,841,492 shares of the Company’s common stock owned by the Major Shareholders, thus having beneficial ownership of over 60.5% of the shares of the Company’s common stock.

(B)         Notwithstanding the fact that SAIF Partners III L.P. is parties to the Voting Agreement and as a result, the reporting persons herein may be deemed to constitute a “group” for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Act”), each reporting person disclaims beneficial ownership of any securities held by any persons not a reporting person herein.

CUSIP NO: 169453 10 7	Page 7 of 14

1.	Names of reporting persons: Andrew Y. Yan

I.R.S. Identification Nos. of above persons (entities only):

2.	Check the appropriate box if a member of a group: Not applicable
(a)	☐
(b)	☒ (A)
3.	SEC use only:
4.	Source of funds: OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization: United States of America

Number of shares beneficially owned by each reporting person with:

7.	Sole voting power: 2,586,207(A)
8.	Shared voting power: 0
9.	Sole dispositive power: 2,586,207(A)
10.	Shared dispositive power: 0
11.	Aggregate amount beneficially owned by each reporting person: 2,586,207(A)
12.	Check if the aggregate amount in Row (11) excludes certain shares ☒ (B)
13.	Percent of class represented by amount in Row (11): 11.7%(A)
14.	Type of reporting person: IN

_________________________

(A)         On July 17, 2008, SAIF Partners III L.P. entered into a securities purchase agreement (the “Purchase Agreement”) with China TransInfo Technology Corp. (the “Company”) and its 95% owned Chinese subsidiary, Beijing PKU Chinafront High Technology Co., Ltd. Under the Purchase Agreement, the Company issued and sold to SAIF Partners III L.P. 2,586,207 shares of the Company’s common stock (the “Shares”) at a price per share of $5.80 for an aggregate purchase price of $15.0 million. On the same day and as part of the purchase, the Company and two major shareholders of the Company, Karmen Investment Holdings Limited and Leguna Verde Investments Limited (the “Major Shareholders”), entered into a voting agreement (the “Voting Agreement”) with SAIF Partners III L.P., pursuant to which, among other things, the Company agreed to ensure the election of two new directors within a pre-defined period. One of these directors will be designated by SAIF Partners III L.P. and the other will be a new independent director designated by the Company. In addition, under the Voting Agreement, SAIF and the Major Shareholders, who collectively beneficially own 10,841,492 shares of the Company’s common stock, agreed, during the term of the Voting Agreement, to vote, or cause to be voted, all shares owned by them, to ensure that the individual designated by SAIF will be elected as a director of the Company. In addition, the Major Shareholders will be subject to certain limitations regarding the disposition of their shares of the Company’s common stock.

CUSIP No. 169453 10 7	Page 8 of 14

By virtue of the Voting Agreement, SAIF Partners III L.P. may be deemed to have formed a “group” with the Major Shareholders and therefore be deemed to have beneficial ownership over the 10,841,492 shares of the Company’s common stock owned by the Major Shareholders, thus having beneficial ownership of over 60.5% of the shares of the Company’s common stock.

(B)         Notwithstanding the fact that SAIF Partners III L.P. is parties to the Voting Agreement and as a result, the reporting persons herein may be deemed to constitute a “group” for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Act”), each reporting person disclaims beneficial ownership of any securities held by any persons not a reporting person herein.

CUSIP NO: 169453 10 7	Page 9 of 14

Introduction

Andrew Y. Yan is the sole shareholder and sole director of SAIF III GP Capital Ltd., a limited liability entity formed under the laws of the Cayman Islands, the sole general partner of SAIF III GP, L.P., a limited partnership formed under the laws of the Cayman Islands, which in turn is the sole general partner of SAIF Partners III L.P., a limited partnership formed under the laws of the Cayman Islands

The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant. The information set forth in the Exhibits and Schedule attached hereto is expressly incorporated herein by reference and the response to each item of this Schedule 13D is qualified in its entirety by the provisions of such Exhibits and Schedule.

Item 1.	Security and Issuer:

This statement relates to the shares of Common Stock, $0.001 par value per share (the “Shares”) of China TransInfo Technology Corp., a Nevada corporation (the “Issuer”). The principal executive office of the Issuer is located at 07 Floor E-Wing Center, No. 113 Zhichunlu, Haidan District, Beijing, People’s Republic of China.

Item 2.	Identity and Background:

(a)        This statement is jointly filed by SAIF Partners III LP, a limited partnership formed under the laws of the Cayman Islands (“SAIF Partners”), SAIF III GP, L.P., a limited partnership formed under the laws of the Cayman Islands, (“SAIF GP”), SAIF III GP Capital Ltd., a limited liability entity corporation formed under the laws of the Cayman Islands (“SAIF Capital”) and Andrew Y. Yan, a citizen of United States of America (collectively with the foregoing, the “Reporting Persons”). Andrew Yan is the sole director and sole shareholder of SAIF Capital., which is the general partner of SAIF GP, which in turn is the general partner of SAIF Partners.

(b)        The principal business address of each of the Reporting Persons is Suite 2115-2118, Two Pacific Place, 88 Queensway, Admiralty, Hong Kong.

(c)        The principal business of SAIF Partners is to make investments in China related companies. The principal business of SAIF GP and SAIF Capital is to serve as the general partners and advisers in the of various investment vehicles, including SAIF Partners. The principal business of Andrew Y. Yan is acting as the sole director of SAIF Capital.

(d)       None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)        None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)        Andrew Yan is a citizen of United States of America.

Item 3.	Source and Amount of Funds or Other Consideration:

Funds used for the purchase of the Shares reported herein were derived from available capital of SAIF Partners. A total of $15.0 million was paid to acquire such Shares.

CUSIP No. 169453 10 7	Page 10 of 14

Item 4.	Purpose of Transaction:

On July 17, 2008, China TransInfo Technology Corp. (the “Company”) and its 95% owned Chinese subsidiary, Beijing PKU Chinafront High Technology Co., Ltd., entered into a securities purchase agreement (the “Purchase Agreement”) with an accredited investor, SAIF Partners III L.P. Under the Purchase Agreement, the Company issued and sold to SAIF Partners 2,586,207 shares of the Company’s common stock at a price per share of $5.80 for an aggregate purchase price of $15.0 million.

Pursuant to the Purchase Agreement, the Company also entered into a registration rights agreement (the “Registration Rights Agreement”) with SAIF Partners, pursuant to which, among other things, the Company agreed to register the purchased shares within a pre-defined period. The Company is subject to registration delay payments in the amounts prescribed by the Registration Rights Agreement if it is unable to file the Registration Statement, cause it to become effective or maintain its effectiveness as required by the Registration Rights Agreement.

On the same day, the Company and two major shareholders of the Company, Karmen Investment Holdings Limited and Leguna Verde Investments Limited (the “Major Shareholders”), entered into a voting agreement (the “Voting Agreement”) with SAIF Partners, pursuant to which, among other things, the Company agreed to ensure the election of two new directors within a pre-defined period. One of these directors will be designated by SAIF Partners and the other will be a new independent director designated by the Company. In addition, under the Voting Agreement, SAIF Partners and the Major Shareholders agreed, during the term of the Voting Agreement, to vote, or cause to be voted, all shares owned by them, to ensure that the individual designated by SAIF Partners will be elected as a director of the Company. In addition, the Major Shareholders will be subject to certain limitations regarding the disposition of their shares of the Company’s common stock.

The Reporting Persons acquired the shares in the Company pursuant to the Purchase Agreement for investment in the ordinary course of its business in a private placement by the Company.

The Reporting Persons intend to review their investment in the Company on a continuing basis and may engage in discussions with management, the board of directors, other shareholders of the Company and other relevant parties concerning the business, operations, management, strategy and future plans of the Company. Subject to applicable legal requirements, one or more of the Reporting Persons may purchase additional securities of the Company from time to time in open market or private transactions, depending on their evaluation of the Company’s business, prospects and financial condition, the market for the Company’s securities, other developments concerning the Company, the reaction of the Company to the Reporting Persons’ ownership of the Company’s securities, other opportunities available to the Reporting Persons, and general economic, money market and stock market conditions. In addition, depending upon the factors referred to above, the Reporting Persons may dispose of all or a portion of their securities of the Company at any time. Each of the Reporting Persons reserves the right to increase or decrease its holdings on such terms and at such times as each may decide, or take such further actions with respect to their investment in the Company as they deem appropriate including, without limitation, engaging in short selling of or any hedging or similar transactions with respect to the Shares and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

Other than as described above in this Item 4 or as would occur upon completion of any of the actions discussed herein, including in any Exhibits hereto, none of the Reporting Persons have any plan or proposal relating to or that would result in: (a) the acquisition by any person of additional securities of the Company or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the Board of Directors or management of the Company, including any plans or proposals to change the number or terms of directors or to fill any existing vacancies on the Board of Directors of the Company; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company’s business or corporate structure; (g) any changes in the

CUSIP No. 169453 10 7	Page 11 of 14

Company’s charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) a class of securities of the Company being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to those enumerated above.

Item 5.	Interest in Securities of the Issuer:

(a)         As of the close of business on July 17, 2008, the SAIF Partners beneficially owned 2,586,207 Shares, constituting approximately 11.7% of the outstanding Shares of the Issuer on a fully diluted basis. Andrew Y. Yan, SAIF Capital and SAIF GP may be deemed to be beneficial owners for purposes of filing this Schedule 13D, each of which disclaims beneficial ownership in such shares, except to the extent of their pecuniary interest therein. In addition, by virtue of the Voting Agreement, SAIF Partners may be deemed to have formed a “group” with the Major Shareholders and therefore all of the Reporting Persons may be deemed to have beneficial ownership over the 10,841,492 shares of the Company’s common stock owned by the Major Shareholders, thus having beneficial ownership of over 60.5% of the shares of the Company’s common stock.

Notwithstanding the fact that SAIF Partners is parties to the Voting Agreement and as a result, the Reporting Persons herein may be deemed to constitute a “group” for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, each Reporting Person disclaims beneficial ownership of any securities held by any persons not a Reporting Person herein.

(b)        By virtue of his direct and indirect control of SAIF Capital, SAIF GP and SAIF Partners, Andrew Yan is deemed to have sole voting and dispositive powers with respect to the Shares, as to which SAIF Capital, SAIF GP and SAIF Partners are deemed to have shared voting and dispositive powers.

To the best of our knowledge, the Major Shareholders include Mr. Shudong Xia, the Chief Executive Officer, President, Secretary and Director of the Company and Chuang Yang, a major shareholder of the Company. Mr. Xia’s beneficial ownership of 9,566,532 Shares is owned through Karmen Investment Holdings Ltd., which is wholly-owned by East Action Investment Holdings Ltd. of which Shudong Xia is a 68% shareholder. Mr. Yang’s beneficial ownership of 1,274,960 Shares is owned through Leguna Verde Investments, Ltd. Chuang Yang is the owner of Leguna Verde Investments, Ltd. and exercises voting and investment power over the shares owned by Leguna Verde Investments, Ltd.

(c)        The response in Item 4 above is incorporated herein by references. The Securities Purchase Agreement describing the private placement of the Shares attached as Exhibit 10.1 to Form 8-K filed by the Issuer on July 18, 2008, is incorporated herein by reference

Within the last 60 days, with the exception of the 2,586,207 Shares purchased in the private placement closing on July 17, 2008, the Reporting Persons have not effected any purchases or sales of the Company’s common stock..

(d)        No person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares purchased under the Securities Purchase Agreement.

(e)	Not Applicable.
Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

On July 17, 2008, China TransInfo Technology Corp. and its 95% owned Chinese subsidiary, Beijing PKU Chinafront High Technology Co., Ltd., entered into a securities purchase agreement with an accredited investor,

CUSIP No. 169453 10 7

SAIF Partners III L.P. Under the Purchase Agreement, the Company issued and sold to SAIF Partners 2,586,207 shares of the Company’s common stock at a price per share of $5.80 for an aggregate purchase price of $15.0 million.

Pursuant to the Purchase Agreement, the Company also entered into a registration rights agreement with SAIF Partners, pursuant to which, among other things, the Company agreed to register the purchased shares within a pre-defined period. The Company is subject to registration delay payments in the amounts prescribed by the Registration Rights Agreement if it is unable to file the Registration Statement, cause it to become effective or maintain its effectiveness as required by the Registration Rights Agreement.

On the same day, the Company and two major shareholders of the Company, Karmen Investment Holdings Limited and Leguna Verde Investments Limited, entered into a voting agreement with SAIF Partners, pursuant to which, among other things, the Company agreed to ensure the election of two new directors within a pre-defined period. One of these directors will be designated by SAIF Partners and the other will be a new independent director designated by the Company. In addition, under the Voting Agreement, SAIF Partners and the Major Shareholders agreed, during the term of the Voting Agreement, to vote, or cause to be voted, all shares owned by them, to ensure that the individual designated by SAIF Partners will be elected as a director of the Company. In addition, the Major Shareholders will be subject to certain limitations regarding the disposition of their shares of the Company’s common stock.

The foregoing description does not purport to be a complete statement of the parties’ rights and obligations under the Registration Rights Agreement, the Securities Purchase Agreement and the Voting Agreement and is qualified in its entirety by reference to the provisions of such agreements attached to the Company’s Form 8-K filed July 18, 2008 as Exhibits 4.1, 10.1 and 10.2, respectively, each of which is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits
Exhibit Number	Description
1	Securities Purchase Agreement (incorporated by reference to Exhibit 10.1 of Issuer’s Form 8-K filed July 18, 2008)
2	Registration Rights Agreement (incorporated by reference to Exhibit 4.1 of Issuer’s Form 8-K filed July 18, 2008)
3	Voting Agreement (incorporated by reference to Exhibit 10.2 of Issuer’s Form 8-K filed July 18, 2008)
4	Joint Filing Agreement
5	Powers of Attorney (incorporate by reference to Exhibits 24.1, 24.2 and 24.3 of Form 3 filed on July 29, 2008

CUSIP NO: 169453 10 7	Page 13 of 14

Signature

After reasonable inquiry and to the best of his and its knowledge and belief, each of the following certifies that the information set forth in this statement is true, complete and correct.

Date: July 28, 2008
SAIF PARTNERS III LP SAIF III GP, L.P. SAIF III GP CAPITAL LTD.
Signature	/s/ Andrew Y. Yan Andrew Y. Wan, as Sole Director of SAIF II GP Capital Ltd., the General Partner of SAIF III GP, L.P., the General Partner of SAIF Partners III LP
Date: July 28, 2008
Andrew Y. Yan
Signature	/s/ Andrew Y. Yan

CUSIP NO: 169453 10 7	Page 14 of 14

Exhibit 4

JOINT FILING AGREEMENT

The undersigned hereby agree, pursuant to Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended, to file a joint statement on Schedule 13D (including amendments thereto) pertaining to their beneficial ownership of shares of common stock of China TransInfo Technology Corp.

This agreement may be terminated for any reason by any party hereto immediately upon the personal delivery or facsimile transmission of notice to that effect to the other parties hereto.

Date: July 28, 2008
SAIF PARTNERS III LP SAIF III GP, L.P. SAIF III GP CAPITAL LTD.
Signature	/s/ Andrew Y. Yan Andrew Y. Wan, as Sole Director of SAIF II GP Capital Ltd., the General Partner of SAIF III GP, L.P., the General Partner of SAIF Partners III LP
Date: July 28, 2008
Andrew Y. Yan
Signature	/s/ Andrew Y. Yan